Exhibit 4.5

Tenth Amendment to Consulting Agreement

This Tenth Amendment (“Amendment”) to Consulting Agreement is effective as of November 1, 2020 (the “Effective Date”) and is entered into by and between GKOL, Inc., a California corporation, with an office at 210 Montalvo Road, Redwood City, CA 94062 (“GKOL”), and BeyondSpring Pharmaceuticals, Inc., a  Delaware  Corporation,  with an office at 28 Liberty Street, 39th Floor, New York, New York 10005 USA (“BeyondSpring”).

WITNESSETH:

WHEREAS, GKOL and Dalian Wanchun Pharmaceutical Co., Ltd. (“Dalian”) previously entered into that certain consulting agreement dated as of June 18, 2013 (as has been and may be amended from time to time, the “Consulting Agreement”);

WHEREAS, pursuant to that certain agreement dated as of March 30, 2014, by and between BeyondSpring, GKOL and Dalian, BeyondSpring assumed all of the rights and responsibilities of the Consulting Agreement; and

WHEREAS, the parties hereto desire to amend Exhibit A and Exhibit B to the Consulting Agreement as follows.

NOW THEREFORE, in consideration of the covenants contained herein the parties hereto, intending to be legally bound hereby, agree as follows:

1.	Exhibit A. Exhibit A to the Consulting Agreement is hereby amended and restated in its entirely as follows:

EXHIBIT A
Term:

The term of this Amendment becomes effective on the date hereof and will continue in effect to December 31, 2020. Notwithstanding the foregoing, either the Consultant or the Company may terminate this Agreement upon thirty (30) days’ notice any time following the date hereof. This Agreement may be extended or modified upon mutual agreement.

Description of Services: The Consultant shall serve in an executive function as a Senior Advisor and Chief Scientific Officer Emeritus. The Consultant shall provide services to the Company during normal working hours (9:00am- 5:00pm EDT) Monday and Wednesday, half working hours (9:00am- 1:00pm EDT) Thursday (excluding Company holidays and vacation days). Flexibility can be used to attend different meetings and calls. Totally fifty percent of full time a week is required. Participance in all weekly management meetings occurring routinely on herein working time is required. As for management meetings which occur outside of the Consultant’s contracted hours, the Consultant’s attendance will not be required.

2.	Exhibit B. Exhibit B to the Consulting Agreement is hereby amended and restated in its entirely as follow:

EXHIBIT B
Compensation:

As compensation for services rendered pursuant to the terms of this Agreement, the Company shall pay the sum of twenty-nine thousand, one hundred and sixty-six dollars and sixty-six cents ($29,166.66) for November and December 2020, paid on a monthly basis and detailed payment schedule as below:

Month	Salary
November	$14,583.33
December	$14,583.33
Total	$29,166.66

You are also eligible for an annual bonus of up to 30% of your earned base salary during the term of ninth and tenth amendment at the discretion of the CEO of BeyondSpring provided that you reach certain milestones to be determined by BeyondSpring in consultation with you, as well as the Company’s performance towards operating and financial goals. The terms, conditions, and metrics for any annual bonus compensation may be further established in writing by BeyondSpring. Any annual bonus, if earned, will be paid within forty-five (45) days following the end of the calendar year.

The Consultant will be entitled to 15 days paid vacation time for the period from January 1, 2020-December 31, 2020, to be accrued in full effective January 1, 2020

The Company will pay up to five hundred USD ($500) per month towards medical insurance premiums for G. Kenneth Lloyd and Kathleen O’Laughlin Lloyd.

Upon presentation of receipts, Company shall reimburse Consultant for:
•	All payments made to third parties on behalf of Company;
•	All pre-authorized travel expenses at the following rate:
o
Full reimbursement for airfare (economy for trips of less than 5 hours duration; business class or higher for all trips of 5 hours or longer duration) and other travel (including but not limited to taxis and trains)

o	Full reimbursement for hotels, meals and generally acceptable other travel expenses.

3.	General.
a)	Except as specifically set forth above, Consulting Amendment shall remain in full force and effect.
b)
This Amendment shall be construed and interpreted in accordance with the laws of the State of California without giving effect to its principles of conflicts of laws. In addition for the avoidance of doubt, the Consulting Agreement (including all prior amendments thereto) shall remain governed by the laws of the State of California without giving effect to its principles of conflicts of laws, in accordance with Section 11(g) of the Consulting Agreement, without regard to any other governing law provisions contained in any prior amendments to the Consulting Agreement, such conflicting governing law provisions of which are hereby acknowledged and agreed to be scrivener’s errors.

c)
This Amendment may be executed in one or more counterparts, including emailed or “.pdf’ documents, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[signature page follows]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized representatives, to be effective as of the Effective Date.

BEYONDSPRING PHARMACEUTICALS, INC.	GKOL, Inc.

/s/ Lan Huang	/s/ G. Kenneth Lloyd
By: Lan Huang	By: G. Kenneth Lloyd

Title: CEO	Title: Corporate Secretary and Vice President, GKOL, Inc.
Date:	Date: